BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES NEWPORT BEACH	Two Embarcadero Center, 28th Floor San Francisco, California 94111-3823 TELEPHONE (415) 984-8700 FACSIMILE (415) 984-8701 www.omm.com	NEW YORK SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.

April 26, 2010

VIA EDGAR AND FEDERAL EXPRESS

Ms. Kathryn McHale
Attorney Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Mail Stop 4561
Washington, D.C. 20549

Re:         IMH Financial Corporation
IMH Secured Loan Fund, LLC
Amendment No. 5 to Registration Statement on Form S-4
Filed April 6, 2010
File Nos. 333-164087 and 333-164087-01__________________

Dear Ms. McHale:

On behalf of IMH Financial Corporation (“IMH”) and IMH Secured Loan Fund, LLC (the “Fund” and, together with IMH, the “Company”), this letter provides the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 21, 2010 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-4 (the “S-4”).  For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment.  Where appropriate, we have indicated the page number of the revised disclosure in Amendment No. 7 to the S-4.

Amendment No.5 to Registration Statement on Form S-4

General

1.	We note your response to comment 3 in our letter dated March 31, 2010. Please expand your prior response and related disclosure in the consent solicitation/prospectus to address the following:

Ms. Kathryn McHale, April 26, 2010 - Page 2

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Provide a clear and thorough comparison of Manager compensation in its current form under the Operating Agreement against manager compensation following the Conversion Transactions that supports your determination that there will be no significant adverse change.  Please quantify your comparison and state clearly any assumptions or projections used in your analyses.  To the extent you omit or discount any of the potential elements of post-transaction manager compensation, discuss why and how.  Please note that we may have further comment.

Response:

In response to the Staff’s comment, the Company has provided (i) a summary tabular comparison of Manager compensation and other items of value excluded from Manager compensation, attached hereto as Exhibit A, and (ii) a summary quantitative analysis as Exhibit B.

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Revise your “Voting Rights” discussion to address the elimination of the right of members to change the nature of the Fund’s business in accordance with Article 6.2.4 of the Operating Agreement.  Please also discuss the dilution of voting rights that will result from the issuance of equity to the principals of the Manager and Holdings.

Response:

In response to the Staff’s comment, the Company has revised pages 272 and 284 of the S-4, as well as the certificate of incorporation of IMH Financial Corporation (attached as Annex B to the S-4), which provides for a stockholder vote in the event of a change to the nature of the Fund’s business.

The operating agreement addresses “significant adverse changes” in “voting rights”, not in “voting power”.  The Manager is authorized under the operating agreement to issue membership units (pursuant to which it has issued all outstanding membership units of the Fund), and the issuance of shares may dilute voting power, however, it does not change the specific voting rights of members.  In any case, the Manager does not consider the dilutive impact of only approximately 5% of the outstanding stock of IMH Financial Corporation in exchange for the equity interests of the Manager and Holdings to result in a “significant adverse change” in either (i) voting power, or (ii) voting rights.

Summary

Unaudited Pro Forma Condensed Combined Financial Information, page 140

Ms. Kathryn McHale, April 26, 2010 - Page 3

2.
We note your response to prior comment 12 from our letter dated March 31, 2010, including the fact that you believe the Manager is required to consolidate the Fund upon adoption of ASC 810 (SFAS 167) effective January 1, 2010. We believe that the Transactions do not constitute a business combination since the Manager and the Fund represent one reporting entity subsequent to January 1, 2010, and both before and after the completion of the Transactions. Further, although we do believe that a change in control over the reporting entity will have occurred, there does not appear to be a new basis event arising from the Transactions. As a result, we believe the Transactions should be reflected on a carryover basis and that no step-up should occur of the Manager in the Pro Forma information, and that only one-year of Pro Forma information would be required since the consolidated reporting entity became effective January 1, 2010 upon adoption of ASC 810. Please revise your Pro Forma information accordingly. Further, please revise any references to the “acquisition” of the Manager by the Fund, as used throughout your document, to appropriately describe the change in control Transaction.

Response:

The Company has revised pages 109, 147 and 148 of the S-4 in response to the Staff’s comment.  The Company supplementally informs the Staff that it references the acquisition of the Manager and Holdings as an “acquisition” in most places because it is an “acquisition” as a legal matter, however, the Company has revised the disclosures regarding the accounting treatment of the Conversion Transactions to describe the accounting treatment of the Conversion Transactions consistent with the Staff’s comment.

Management’s Discussion and Analysis of IMH Secured Loan Fund LLC

Factors Affecting our Financial Results

Allowance for Credit Loss and Fair Value Measurement, page 190

3.
We note your response to prior comment 20 from our letter dated March 31, 2010 related to the valuation methodologies applied your Real Estate Owned and the collateral underlying your loan portfolio. Please address the following:

a.	With respect to your Real Estate Acquired through Foreclosure and Held for Development, please revise your filing to disclose the following information:

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The significant assumptions used in your undiscounted cash flow analysis. Specifically, please disclose how many years of cash flows are factored in, and disclose the fact that projections are for many years into the future.

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The fact that there is significant development yet to be performed on the assets in order to achieve the undiscounted cash flows assumed in the projections used. Also, disclose the fact that the Company will be required to provide the significant funding for such improvements which may be difficult given your current financial condition and outlook.

Ms. Kathryn McHale, April 26, 2010 - Page 4

•	The date of the last impairment test and the specific triggering event that caused impairment testing.

•	The fact if you had to sell or carry the assets on a fair value basis (e.g. held for sale) that you would have significant impairments.

•	Any other pertinent information you believe is relevant for readers to clearly understand your foreclosed assets valuation process.

Response:

The Company has revised pages 205, 206, F-48 and F-49 of the S-4 in response to the Staff’s comment.

b.	With respect to your Mortgage Loans, please revise your filings to disclose the following information:

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Clearly state the fact that you are required to use the single best estimate for each property, and confirm in your disclosure, if true, that in all cases you individually determined the best estimate to be the high end of the range of possible values as of December 31, 2009. Please also describe your rationale and provide the specific factors you used to determine that the high end of the range was the single best estimate for each property at December 31, 2009.

•	You state that you used the midpoint of the range of possible values as of December 31, 2008. Please revise to provide similar disclosures as of that date as well.

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The number of loans versus the total impaired loans measured for impairment based on collateral value (i.e. xx of 52 loans) for which third-party appraisals were available but were not used in your valuation determination (or weighted in your valuation determination), but for which you instead used recent third-party offers in determining the required allowance.

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The fact that the third-party offers used in your determination of the allowance are sometimes significantly higher (i.e. two, three or more times) than the high end of Cushman & Wakefield valuation range.

•	Any other pertinent information you believe is relevant for readers to understand your loans valuation process.

Ms. Kathryn McHale, April 26, 2010 - Page 5

Response:

The Company has revised pages 201, 202, F-36, F-37 and F-38 of the S-4 in response to the Staff’s comment.

* * *

The Company has authorized us to advise the Staff that it hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the Staff’s convenience, we will arrange for you to receive separately a copy of Amendment No. 7 to the S-4 that is marked to show cumulative changes from the version that was filed on April 22, 2010.

The Company appreciates the Staff’s comments and request that the Staff contact the undersigned via telephone at (415) 984-8833, or via facsimile at (415) 984-8701, or via e-mail at phealy@omm.com with any questions or comments regarding this letter.

Thank you.

Sincerely,

/s/ Peter T. Healy

Peter T. Healy
of O’MELVENY & MYERS LLP

cc:          Brittany Ebbertt
Kevin Vaughn
Justin Dobbie

Exhibit A

Summary Comparison of Changes to Manager Compensation and Other items of Value:

	Prior to Conversion Transactions	As a result of Conversion Transactions
Management Fees	Paid by Fund	Eliminated
Gain on Sale Fees	25% for Manager. 75% for Fund	100% retained by IMH Financial Corporation
Origination Fees	Fund permits 100% retention by the Manager	IMH Financial Corporation retains 100%
Reimbursements of Overhead and Certain Other Expenses Incurred by the Manager	None	None
Manager Equity in Fund	None
None

Equityholders of Manager and Holdings, however, will receive approximately 5% of IMH Financial Corporation common stock with an estimated value of $17 million(based on a total net asset value of $322 million of the Fund) in exchange for all equity interests of Manager and Holdings

Approximately 90% of the equity to be issued to equityholders of Manager and Holdings to be subject to four year lock-up and subordination provisions, subject to certain release triggers.  These features reduce the value of those shares, but the Manager has not attempted to quantify the reduction in value.

Ms. Kathryn McHale, April 26, 2010 - Page 2

Operating Expenses of Manager	Paid By Manager	Paid by IMH Financial Corporation
Salaries and Benefits of the Manager (already included in operating expenses)	Paid by the Manager	Paid by IMH Financial Corporation
Broker Dealer Commissions pursuant to Selling Agreements	Paid by the Manager
Direct contingent liability of the Manager and indirect contingent liability of IMH Financial Corporation.
In lieu of amounts that may be due under this contingent liability, if any, we have proposed the issuance of warrants for 200,000 shares of IMH Financial Corporation, subject to board approval.  The Manager values the warrant issuances at approximately, based on $1.2 million Black Scholes value and discounted by $200,000 for the contingent nature of issuance.
Not separately considered as item affecting “Manager compensation”, because implicit in assumption of assets and liabilities of the Manager.

Ms. Kathryn McHale, April 26, 2010 - Page 3

Incentive Plan issuances	Stock Appreciation Rights
Existing Stock Appreciation Rights liability is  to be cancelled in exchange for equity shares of IMH Financial Corporation to be issued to the owners of the Manager and Holdings. No other specific awards contemplated, but incentive plan established pursuant to which future grants may be made).  Because no grants are determined (or required by the Conversion Transactions), no value was attributed to any future grants. If grants are made consistent with industry norms and approved by a committee comprised of independent directors, the Manager does not believe they will result in a “significant adverse change” in compensation.

Ms. Kathryn McHale, April 26, 2010 - Page 4

Exhibit B

Analysis of Changes to “Manager Compensation”

Article 14 of the Fund’s operating agreement (entitled Compensation to the Manager and its Affiliates) sets forth the compensation payable by the Fund to the Manager. It provides that the Fund shall:
•
pay the Manager an annual management fee of 0.25% of the Earning Asset Base (as defined in the Operating Agreement) and shall pay to the Manager 25% of late fees, penalties or any net proceeds from the sale of a foreclosed or related asset after payment to the Fund of its principal and the contractual note rate interest due in connection with the loan or asset associated with the foreclosed assets (“Gain on Sale Fees”), and

•	permit the Manager to charge and collect fees and other amounts from borrowers (e.g. origination fees and points).

Article 14 further provides that:
•
no additional reimbursement shall be paid to the Manager or its Affiliates for any general or administrative overhead expenses incurred by the Manager or its Affiliates or for any other expenses they may incur, and

•	the Fund will pay all direct expenses in connection with its operations, except for the preparation of financial statements, which will be provided at the Manager’s expense.

Section 3.1.6 provides that the Manager has the authority:

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to employ from time to time, at the expense of the Fund, persons, including the Manager or its Affiliates, required for the operation of the Fund’s business, including employees, agents, independent contractors, brokers, accountants, attorneys, and others;

•	to enter into agreements and contracts on behalf of the Fund with persons on terms and for compensation that the Manager determines to be reasonable; and
•	to give receipts, releases, and discharges for all of the foregoing and any matters incident thereto as the Manager may deem advisable or appropriate;

Section 3.6 provides that:
•	the Manager may at any time and from time to time pay any expense of the Fund that is chargeable to the Fund pursuant to any provision of the operating agreement; and
•	the Manager is under no obligation to do so, and any payment of such expenses at any time does not obligate the Manager to pay the same or any other expense in the future.

Management Fees.

Ms. Kathryn McHale, April 26, 2010 - Page 5

•	Pursuant to Article 14, the Fund paid the Manager $968,000, $1.1 million and $575,000, respectively, in management fees for each of the three years ended December 31, 2007, 2008, and 2009.
•	These fees will be eliminated and reduced to zero as a result of the Conversion Transactions.

Gain on Sale Fees.

•	The Manager recorded gains totaling $101,000, $401,000 and $0 for its 25% share of gains during the years ended December 31, 2007, 2008 and 2009, respectively.
•	These fees will also be eliminated and reduced to zero as a result of the Conversion Transactions.

Origination and Other Fees and Points.

•	The Manager received origination and other fees and points totaling $28.6 million, $21.3 million and $10.6 million for the years ended December 31, 2007, 2008, and 2009.
•	These fees paid to the Manager will be eliminated as a result of the Conversion Transactions and will instead be retained by the IMH Financial Corporation.

Reimbursements.

•	The Manager is not permitted to receive reimbursements for overhead and certain other expenses incurred by the Manager.
•	No reimbursements are contemplated as a result of the Conversion Transactions.

As a result of the Conversion Transactions, all of the above fees that were either paid directly to the Manager or were permitted to be retained by the Manager will be retained by IMH Financial Corporation. The aggregate sum of these historical fees were $29.7 million, $22.8 million and $11.2 million for the years ended December 31, 2007, 2008, and 2009.  Therefore, there is a significant decrease in the items the Manager considers to be “Manager compensation” as defined under the operating agreement, and accordingly no “significant adverse change” in “Manager compensation”.

For the reasons discussed in the S-4, the Manager does not believe the items below are “Manager compensation” as defined in the operating agreement.  Nonetheless, at the Staff’s request, set forth below is an analysis of whether these items would result in a “significant adverse change” if considered “Manager compensation.”

Operating Expenses.

Ms. Kathryn McHale, April 26, 2010 - Page 6

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The Manager had net earnings of $7.2 million, $214,000 and $2.6 million for the years ended December 31, 2007, 2008, and 2009, respectively. Such amounts, which would have otherwise benefitted the Manager will inure to the benefit of IMH Financial Corporation following consummation of the Conversion Transactions.

•
Total operating costs and expenses of the Manager were $22.7 million, $22.6 million and $8.7 million for the years ended December 31, 2007, 2008 and 2009, respectively. Of these amounts, the Manager estimates that $19.9 million, 18.2 million and $5.9 million were directly and indirectly attributable to the operations of the Fund.

•
These operating expenses are substantially lower than the direct Fund-related fee revenue of the Manager for these periods of $29.7 million, $22.8 million and $11.2 million (excluding interest income and management fees for Strategic Wealth & Income Fund, LLC).

•
Since inception of the Fund, membership units of the Fund were offered through the Manager and its executive officers, none of whom receive any direct compensation or remuneration for such sales, and through a network of licensed broker-dealers and their respective registered representatives. Any sales commissions or other forms of remuneration paid to broker-dealers or their respective registered representatives in connection with the sale of units were paid by the Manager. Generally, broker-dealer selling agreements provide for a 2% selling commission and a 25 basis point trailing commission. Such costs were expensed as period costs in the Manager’s statement of operations and totaled $6.1 million, $5.4 million and $0 for the years ended December 31, 2007, 2008 and 2009 ($11.5 million in total).  However, similar costs would be charged as direct reduction to owners’ equity IMH Financial Corporation and would have an accretive effect on net earnings of IMH Financial Corporation.

•	On a historical basis, the inclusion of operating expenses exceeded by corresponding revenues would not therefore result in a significant adverse change in “Manager compensation”.
•
Moreover, pursuant to Sections 14, 3.1.6. and 3.6 of the operating agreement, the Manager has the right to discontinue paying certain Fund expense that it has historically paid. After deduction of expenses the Fund is required to pay regardless of the Conversion Transactions, operating expenses that the Manager historically paid on behalf of the Fund would be reduced even further.

•
Based on its historical results and the expectation that the Manager will continue to generate gross revenues that exceed its total operating costs and expenses, the Manager does not believe that the assumption of operating expenses historically borne by the Manager results in a “significant adverse change” in “Manager compensation.”

Equity Interests.

•	The book value of the equity interest being received by the Manager is approximately $17 million.

Ms. Kathryn McHale, April 26, 2010 - Page 7

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The Fund has received a fairness opinion concluding that the Conversion Transactions are fair, from a financial point of view, to IMH Financial Corporation and its stockholders (other than the former holders of Manager and Holdings).

•
The estimated value of the shares to be issued to acquire all of the ownership interests in the Manager and Holdings is substantially lower than entity valuations of the Manager provided by an independent third party valuation firm.

•
Subsequent to the above valuation and the receipt of the fairness opinion, the value of 90% of the shares issued to the equity holders of the Manager and Holdings has been further reduced by (i) subjecting them to a four year lock-up, and (ii) making those shares subordinate to other securities of IMH Financial Corporation in the amount of $730 million, subject in each case to release upon certain events.

•
It is difficult to quantify the value of the equity interests in the Fund (which is in part why the Manager on behalf of the Fund sought both a valuation report and a fairness opinion), but (i) in light of the receipt of equity with a fair value of $17 million that was valued at substantially more by an independent valuation firm, and the receipt of a fairness opinion, the Manager believes that the quantitative impact is positive, not a "significant adverse change".

Salaries and Benefits of the Manager.

•	The salaries of the executive officers of IMH Financial Corporation are expected to remain substantially the same, subject to determination by the independent directors of IMH Financial Corporation.
•	Costs are already reflect in operating expenses.

Broker Dealer Commissions Pursuant to Selling Agreements.

•	Broker-dealer commissions are a contingent liability of the Manager under selling agreements with broker-dealers. This contingent liability had a zero balance at December 31, 2009.
•	These obligations will remain a direct contingent liability of the Manager.
•	In lieu of amounts that may be due under this contingent liability, if any, we have proposed that IMH Financial Corporation issue warrants for up to 200,000 shares of IMH Financial Corporation.
•
The Manager utilized a Black-Scholes valuation model to determine the number of five year warrants necessary to approximate $1 million in value, the value of the trailing commissions to be foregone in exchange for the warrants.

•	Under this model, the Manager determined that the 200,000 warrants have an approximate Black-Scholes value of $1.2 million.
•
The Manager then discounted this value by 20% to yield a $1 million value, reflecting the fact that the warrants issued, if any, would only vest and become exercisable one year after the completion of an initial public offering or listing.

Ms. Kathryn McHale, April 26, 2010 - Page 8

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Because the value of these warrants is unrelated to Manager compensation and their issuance is contingent on board of director approval, they do not result in a “significant adverse change” to “Manager compensation”.

Stock Options and Equity Incentives. Because stock options and equity incentives are not conditioned on the Conversion Transactions and no specific awards exist, the Manager does not reflect these in the assessment as to whether the Conversion Transactions result in a "significant adverse change".  If it did, it would be unable to value them, because it is unknown what they are.  Regardless, so long as future grants are performance-based grants within customary norms for persons performing equivalent functions and approved by a compensation committee comprised of independent directors, the Manager does not expect that future grants, if any, made by an independent compensation committee would result in a ‘‘significant adverse change’’ in compensation.